 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 2 to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

PIEDMONT OFFICE REALTY TRUST, INC.
(Name of Subject Company)

MPF REIT FUND 1, LLC; MPF DEWAAY PREMIER FUND 4, LLC; MPF FLAGSHIP FUND 12, LLC; MPF DEWAAY FUND 5, LLC; MPF DEWAAY FUND 7, LLC; MP VALUE FUND 7, LLC; MPF BADGER ACQUISITION CO., LLC; MPF BLUE RIDGE 1, LLC; MPF DEWAAY FUND 8, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF EPLANNING OPPORTUNITY FUND, LP; MPF SENIOR NOTE PROGRAM II, LP; MORAGA GOLD, LLC; RED INVESTMENTS, LP; STEVEN GOLD; LAPIS OPPORTUNITIES FUNDS I AND II, LP; SCM SPECIAL FUND 2, LP; SUTTER OPPORTUNITY FUND 4, LLC; AND MACKENZIE PATTERSON FULLER, LP
(Bidders)
SHARES OF CLASS A AND CLASS B-1, B-2, and B-3 COMMON STOCK
(Title of Class of Securities)

720190206  Class A
720190305  Class B-1
720190404  Class B-2
720190503  Class B-3

(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$11,200,000.00	$798.56

*
For purposes of calculating the filing fee only.  Assumes the purchase of 200,000 Shares of each Class A, B-1, B-2, and B-3 at a purchase price equal to $17, $14, $13, and $12 per Share in cash, respectively

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $798.56
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: April 15, 2010

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TENDER OFFER

This Amendment No. 2 to the Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF REIT Fund 1, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Flagship Fund 12, LLC; MPF DeWaay Fund 5, LLC; MPF DeWaay Fund 7, LLC; MP Value Fund 7, LLC; MPF Badger Acquisition Co., LLC; MPF Blue Ridge 1, LLC; MPF DeWaay Fund 8, LLC; MPF DeWaay Premier Fund 2, LLC; MPF ePlanning Opportunity Fund, LP; MPF Senior Note Program II, LP; Moraga Gold, LLC; RED Investments, LP; Steven Gold; Lapis Opportunities Funds I and II, LP; SCM Special Fund 2, LP; Sutter Opportunity Fund 4, LLC; and MacKenzie Patterson Fuller, LP (collectively the “Purchasers”) to purchase up to 200,000 shares of each Class A, B-1, B-2, and B-3 common stock (the “Shares”) in Piedmont Office Realty Trust, Inc. (the “Corporation”), the subject company, at a purchase price equal to $17, $14, $13, and $12 per Share, respectively, less the amount of any dividends declared or made with respect to the Shares between April 15, 2010 (the “Offer Date”) and June 15, 2010, or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 15, 2010 (the “Offer to Purchase”) and the related Assignment Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.  As noted above, the Offer price would be subject to reduction for dividends made or declared prior to the Expiration Date.  This Offer is for up to 200,000 of each Class of Shares. Any dividends made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Assignment Form, would be assigned by tendering Shareholders to the Purchasers.   This Amendment amends and restates the original Offer and the amended restated Offer in its entirety, and as noted above, the Expiration Date has been amended to June 15, 2010, to accommodate the mailing of documents to all Shareholders.  Further, the Offer Price is no longer reduced by dividends paid during the offer period.  No Shares have yet been tendered.

In the event of a price reduction resulting from a Corporation dividend declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.  Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date.

The Corporation had approximately 74,000 holders of record owning an aggregate of 51,679,332 Class A Shares, and 39,679,332 of each of Class B-1, B-2, and B-3, as of March 15, 2010, according to its Annual Report on Form 10-K for the year ended December 31, 2009.  The Purchasers and their affiliates currently beneficially own 59,723.84, 86,122.84, 85,385.84, and 86,873.84 Class A, B-1, B-2, and B-3 Shares, respectively, or 0.12% of the outstanding Class A Shares and 0.22% of each of the Class B-1, B-2, and B-3 outstanding Shares.  The 200,000 Shares of each Class subject to the Offer constitute 0.39% of the outstanding Class A Shares and 0.5% of the Class B-1, B-2, and B-3 outstanding Shares.  Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $11,200,000.00 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital, unrestricted lines of credit, and binding capital commitments.

The address of the Corporation’s principal executive offices is 11695 Johns Creek Parkway, Ste. 350, Johns Creek, Georgia 30097, and its phone number is (770) 418-8800.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated April 15, 2010

(a)(2)	Assignment Form
(a)(3)	Cover letter dated April 15, 2010
(a)(4)	Form of advertisement in Investor’s Business Daily
(a)(5)	Form of Press Release
(b)- (h)	Not applicable.

Item 13.                      Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           April 23, 2010

MPF DeWaay Fund 8, LLC; MPF REIT Fund 1, LLC; MPF Badger Acquisition Co., LLC; MPF Senior Note Program I and II, LP
By: MacKenzie Patterson Fuller, LP, Manager/General Partner

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

SCM Special Fund 2, LP
By: SCM-GP, LLC, General Partner
By: Sutter Capital Management, LLC, Manager

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

Sutter Opportunity Fund 4, LLC
By: Sutter Capital Management, LLC, Manager

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

Lapis Opportunities Funds I and II, LP
By: Lapis-GP, LLC

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President of Member